SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                           FOR THE MONTH OF APRIL 2002

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                   ------------------------------------------
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
           ----------------------------------------------------------
                            -7 ANDAR, BRASILIA, D.F.
                            ------------------------
                          FEDERATIVE REPUBLIC OF BRAZIL
                          -----------------------------
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X    Form 40-F
                                     ---             ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes      No X
                                      ---    ---

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                             A Publicly-Held Company

                             CNPJ 02.558.132/0001-69


                   GENERAL EXTRAORDINARY SHAREHOLDERS MEETING

                               CALL FOR ATTENDANCE


In conformity with his legal and statutory attributions, the Chairman of the Board of Tele Centro Oeste Celular Participacoes S.A. hereby invites all its shareholders to attend the General Extraordinary Meeting to be held by the Company at its corporate headquarters, located at SCS, QUADRA 2, BLOCO C, ACESSO 226, 7 ANDAR, in the city of Brasilia, DF, at 1:00 PM of the 24th day of April 2002, with the following order of the day:

(1) to approve the First Amendment to the Protocol for Merger of Telebrasilia Celular S.A. by Tele Centro Oeste Celular Participacoes S.A.; (2) to approve the valuation report prepared by Ernst & Young Auditores Independentes S/C on the net equity of Telebrasilia Celular S.A.; (3) to approve the report on the valuation of the substitution ratio used by Deloitte Touche Tohmatsu Auditores Independentes; and (4) to approve the merger of Telebrasilia Celular S.A. into Tele Centro Oeste Celular Participacoes S.A.


GENERAL INSTRUCTIONS

A) Requests for representation at the Assembly should be filed with the Company's Headquarters, located in the city of Brasilia, Federal District of Brazil, at SCS, QUADRA 02, BLOCO C, ACESSO 226 ED. TELEBRASILIA CELULAR 7 ANDAR CEP 70302-916, no later than 24 (twenty-four) hours prior to the installation of the Assembly.

B) The shareholders participating in the Fungible Custody of the Stock Exchanges' Nominal Shares who wish to take part in this Assembly are required to provide a statement issued by the custodian no later than 02
      (two) days prior to the date of the Assembly and containing their respective shareholding.


                            Brasilia, April 08, 2002.

                              ALEXANDRE BELDI NETTO

                              Chairman of the Board

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                            A Publicly-Held Company

                            CNPJ 02.558.132/0001-69


                   GENERAL EXTRAORDINARY SHAREHOLDERS MEETING

                           SECOND CALL FOR ATTENDANCE


In conformity with his legal and statutory attributions and given that the General Extraordinary Meeting called for January 31st, 2002 was not installed due to the lack of quorum, the Chairman of the Board of Tele Centro Oeste Celular Participacoes S.A. hereby pronounces the second call for attendance of all its shareholders to the General Extraordinary Meeting to be held by the Company at its corporate headquarters, located at SCS, QUADRA 2, BLOCO C, ACESSO 226, 7 ANDAR, in the city of Brasilia, DF, at 1:00 PM of the 24th day of April 2002, with the following order of the day:

1. to approve the Protocol for Merger of Telebrasilia Celular S/A ("TBS") by the Company ("Incorporation"); 2. to approve the Justification of Incorporation; 3. to approve and to endorse the contracting of DELOITTE & TOUCHE TOMMATSU AUDITORES INDEPENDENTES S/C for preparing the report on the valuation of the substitution ratio used for purposes relative to the Incorporation; 4. to approve and to endorse the contracting of SETAPE - SERVICOS TECNICOS DE AVALIACOES DO PATRIMONIO E ENGENHARIA S/C LTDA. for calculating TBS's and the Company's corresponding fixed assets at market value in order to subsidize the preparation of the report on the valuation of the substitution rate to be used for purposes relative to the Incorporation; 5. to approve and to endorse the contracting of ERNST & YOUNG AUDITORES INDEPENDENTES S/C for preparing the report on the valuation of TBS's net equity based on its accounting value; and
6. to approve and to endorse the merger of TBS into the Company, subject to the approval of the report on the valuation of TBS's net equity.


GENERAL INSTRUCTIONS

C) Requests for representation at the Assembly should be filed with the Company's Headquarters, located in the city of Brasilia, Federal District of Brazil, at SCS, QUADRA 02, BLOCO C, ACESSO 226 ED. TELEBRASILIA CELULAR 7 ANDAR CEP 70302-916, no later than 24 (twenty-four) hours prior to the installation of the Assembly.

D) The shareholders participating in the Fungible Custody of the Stock Exchanges' Nominal Shares who wish to take part in this Assembly are required to provide a statement issued by the custodian no later than 02
      (two) days prior to the date of the Assembly and containing their respective shareholding.

                            Brasilia, April 08, 2002.

                              ALEXANDRE BELDI NETTO

                              Chairman of the Board

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      Tele Centro Oeste Cellular Holding Company


Date: April 9, 2002               By: /S/ MARIO CESAR PEREIRA DE ARAUJO
                                      ------------------------------------------
                                      Name:  Mario Cesar Pereira de Araujo
                                      Title: President